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                                                                  EXHIBIT (a)(1)

     FORM OF E-MAIL COVER LETTER FROM KEVIN A. DENUCCIO, PRESIDENT AND CHIEF EXECUTIVE OFFICER, TO ELIGIBLE EMPLOYEES ANNOUNCING THE COMMENCEMENT OF THE VOLUNTARY STOCK OPTION REPLACEMENT PROGRAM, DATED SEPTEMBER 6, 2001

September 6, 2001

RE:  Voluntary Stock Option Replacement Program

Dear Colleagues,

     As you know, it is a priority of Redback to provide you with a fair and competitive total compensation package. Today, I am pleased to announce the commencement of Redback's voluntary stock option replacement program (the "Offer"), which, under the terms set forth in the attached offer documents, allows you to replace certain of your existing outstanding stock options for new options to be granted under Redback's 1999 Stock Incentive Plan, as amended through May 16, 2001. The options eligible for replacement must have an exercise price of more than $6.50 USD per share and must have been granted before August 1, 2001. This Offer is completely voluntary and is intended to provide you with choices concerning your stock options.

     Subject to Redback's rights to extend, terminate and amend the offer, the deadline to participate in this voluntary stock option replacement program is 9:00 p.m. Pacific Time on October 12, 2001.

     Redback's Acting Vice President of Human Resources and/or General Counsel will be making a presentation next week to discuss this Offer and to answer any questions you may have. We will distribute telephone numbers that you can use to dial-in remotely and participate in the meeting. I encourage each of you to attend, to get a better understanding of what this program entails. In addition, all questions not answered at the presentation can be directed to Cindi Fisse at telephone number (408) 571-5026 or Kim Gonsalves at telephone number (408) 571-5113 in Stock Administration at Redback Networks Inc., 250 Holger Way, San Jose, CA 95134 USA, or via email at stock@redback.com.
                                    -----------------

     Attached are documents that describe in more detail the conditions of the option replacement program, including the Offer to Replace, which includes an extensive Q&A and participation forms. I strongly advise and encourage you to carefully read each of the offer documents and to bring them with you to the meeting. Please note that the attached documents are large and may slow down your computer.

     For your convenience, we plan to send you a personalized election form within the next five (5) business days listing all of your eligible options. You may use the personalized election form to indicate your participation in the offer. You are responsible for making sure that all information submitted is accurate.

     Finally, I want to commend all of you for your continued commitment to performance and strong customer service.

Sincerely,

Kevin A. DeNuccio

President and Chief Executive Officer